Correspondence

Firstline Environmental Solutions, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia V3A 3Y6
604 468 2955

November 2, 2005

U.S. Securities and Exchange Commission Mail Stop 6010
Washington, D.C. 20549-0405

Re:	Firstline Environmental Solutions, Inc. Registration Statement on Form 10-SB Filed September 13, 2005 File No. 000-51523

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of October 7, 2005. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

    General

    1.        You utilize technical terminology with which the average investor probably is not familiar. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions in a glossary only those geologic or technical terms not understood by the average investor that cannot be adequately defined in the text.

        The Company has revised the filing to define geologic and technical terms in context.

    2.            Add a statement that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer, and detail the risks to investors.

        The disclosure on page 4 has been revised to clarify that the property was examined in the field by a professional geologist in 2004.

    3.        Add a statement that addresses that fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

        The disclosure on page 5 has been revised to include the above referenced statement.

    4.            Disclose:

•	The nature of the company’s ownership or interest in the property.
•	Any other underlying agreements or interests in the property.

•	Disclose the conditions that must be met to keep these claims.

        Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

        The disclosure on pages 4-6 have been revised consistent with the above comment.

Item 1. Description of Business, page 2 b. Business of Issuer, page 2 Precious Metals — FEMS, page 3

        5.     We note your disclosure on page 3 that on May 15, 2005, all of the mineral rights were assigned from your operating subsidiary, Firstline Recovery Systems, to the holding company, Firstline Environmental Solutions. Please briefly explain the reason for this assignment and disclose any amounts paid in connection with the assignment.

        The reason for the assignment and that no consideration was paid for the transaction with a wholly owned subsidiary have been disclosed on page 3.

        6.     Your references on page 4 to the Bonanza Ledge may lead investors to infer that your property may have commercial mineralization because of its proximity to these mines and properties. Please revise to remove information about mines, prospects or companies operating in or near your property. Focus your disclosure on your property.

        The disclosure on page 4 has been substantially revised and the reference to Bonanza Ledge has been deleted.

        7.     The last sentence in the last paragraph of this section, found on page 4, states that the company and its directors will disclose information as required under the guidelines of National Instrument 43-101. As a U.S. incorporated company (Florida), this filing is required to comply with Industry Guide 7. The exception granted under Instruction 3 to Paragraph (b) (5) specifically addresses the reporting requirements of companies incorporated in foreign countries as required by legislative edicts, not stock exchange rules or guidelines. Canadian incorporated companies under this exception are still required to disclose reserve estimates according to Guide 7 definitions and as needed, provide a comparative table and reconciliation narrative explaining any differences between the estimates using the Commission definitions of Industry Guide 7 and National Instrument 43-101.

        This disclosure and throughout the filing has been revised to identify and comply with Industry Guide 7.

        Natural Mineral Products FLRS. page 4

        8.     Please update us as to the status of your expansion into the blast abrasive industry, and clarify whether you plan to continue in this line of business. We note disclosure in the penultimate paragraph on page 5 of management’s plan to “focus all energies and resources” towards mineral exploration. Also, file the agreement with Golden Spike as an exhibit to the registration statement.

        The disclosure on page 5 has been revised consistent with the above comment. The Golden Spike Agreement has been filed as exhibit 6.4.

        9.     We note your statement that your “Eco-Blast” product meets industry requirements for an environmentally friendly product. Please revise to clarify the basis for this statement. Also explain the term “cutting rate.”

        The disclosure on pages 5 and 6 has been revised consistent with the above comment.

        Item 2. Managements Plan of Operation, page 5

        10.     Please disclose the fact that your auditors have raised substantial doubt about your ability to continue as a going concern. Discuss the impact that this going concern opinion may have on your ability to raise additional capital.

        The disclosure on page 9 has been revised consistent with the above comment.

        11.     Please disclose how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months, as required by Item 303(a)(l)(i) of Regulation S-B.

        The disclosure on page 9 has been revised consistent with the above comment.

        12.     The first sentence of this section refers to Firstline as an exploration and development company. The words “development” and “production” have very specific meanings under Industry Guide7 (a) (4), (see www.sec.gov/divisions/corpfin /forros/industry.htm#secguide7”). The terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company docs not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” or “production” throughout the document, and replace this terminology, as needed, with the terms “explore” or “exploration.” This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

        The disclosure on page 6 and throughout the filing has been revised consistent with the above comment to state the Company is in Exploration stage.

        13.     Expand the disclosure concerning the exploration plans for the properties.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	Alternatively, disclose there are no current detailed plans to conduct exploration on the property.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

        The disclosure on pages 7 and 8 has been revised consistent with the above comments.

        14.     Include a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

        The disclosure on page 7 has been revised consistent with the above comment.

        15.     We refer you to your disclosure in the last sentence of the penultimate paragraph on page 6. Please revise to clarify that Georgia International Mining is providing funding for exploration work only on the portion of the property it has the option to acquire. Also clarify whether you will be responsible for funding the exploration work on the optioned property beyond the first phase of the work program. We note your disclosure that Georgia is only funding the “first phase.”

        The disclosure regarding Georgia International Mining on page 8 has been revised consistent with the above comment.

        Item 3, Description of Property, page 7

        16.        For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

•	The location, means of access to the property, and transportation from the property.

•	Any conditions that must be met in order to obtain or retain title to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its’ present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	Provide a description of equipment and other infrastructure facilities.

•	The current state of exploration of the property.

•	The total cost of the property has incurred to date and planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

        Refer to Industry Guide 7 (b) (l)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.s(x.gov/divisions/coipfin/forrns/industrv.htm#secguide7-

        The disclosure on page 10 has been substantially revised consistent with the above comment.

        17.     Insert a small-scale map showing the location and access to the property. Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

        The map has been included on page 11.

        18.     In the description of each exploration property, as required by Industry Guide 7, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

        The above statement has been added on page 11.

        Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

        19.        Please identify all natural persons that beneficially own the securities held by the entities named in the table.

        The disclosure has been revised to disclose the natural persons with 100% voting control.

        Item 5. Director and Executive Officers, Promoters, and Control Persons, page 9

        20.     Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas> your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

        The business experience of management has been substantially revised consistent with the above comment on pages 12 and 13.

        21.     Disclose:

•	Briefly, describe the person’s business experience during the past five years.

•	The approximate percent of their time that the officers worked on affairs of your company this last year.

•	Other significant responsibilities that they currently have with other companies. See Item 401 of Regulation S-B.

        The business experience of management has been substantially revised consistent with the above comment on pages 12 and 13.

        22.     Please revise to indicate that Dorlyn Evancic serves as your chief financial officer, and disclose that he serves in that role by virtue of the consulting agreement with Pro-Act Management.

        The disclosure regarding Mr. Evancic has been so revised on page 13.

        23.     Please expand your disclosure to describe the functions to be performed by your “promoter.” Disclose the percent of his time Mr. Akladios will devote to your company.

        The disclosure regarding Mr. Akladios has been revised on page 13.

        Item 6. Executive Compensation, page 10

        24.     Please provide the disclosure required by Item 402 of Regulation S-B.

        The Company has omitted the tables described in Item 402 pursuant to Instruction 5 of the Item, in that there has been no compensation awarded to, earned by or paid to the named executive required to be reported in such tables or columns, save for that fully disclosed for the consulting agreement with Pro-Act Management Inc..

        25.     Please disclose that the fees to be paid to Pro-Act Management pursuant to the Consulting Agreement increase to S5,000 per month upon your listing on the OTCBB. We refer you to your disclosure in Section 5 (b) of Exhibit 10.2.

        The disclosure regarding the Pro Act Consulting Agreement has been revised consistent with the above comment on page 13.

        26.     Disclose that, pursuant to the Consulting Agreement, Pro-Act is to be paid 10% of any gross funds raised for Firstline. Also state whether Pro-Act will raise funds in connection with the proposed offering described on page 5. If so, also clarify where you account for the 10% commission in your description of intended use of proceeds on page 6.

        The disclosure regarding the Pro Act Consulting Agreement has been revised consistent with the above comment on page 13.

        Certain Relationships and Related Party Transactions, page 11

        27.     Reconcile the disclosure in this section with that in Note K of the financial statements. Revise your disclosure accordingly.

        The disclosure on page 14 has been reconciled with note K and revised accordingly.

        28.     Please expand your description of the transactions to explain in greater detail the services provided.

        The disclosure on page 14 has been revised to provide greater detail as to the services rendered.

        Item 8. Description of Securities, page 11

    29.        Please disclose the exemption from registration upon which you are relying in conducting the current private placement. We refer you to your disclosure in the penultimate paragraph on page 12. We may have further comment upon reviewing your response.

        The disclosure on page 17 has been revised to state that the Company is relying upon Rule 903 of Regulation S for the current private placement. The offer or sale are to be made in offshore transactions, No directed selling efforts are made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on their behalf and the Rule 903 b 3 Category 3 conditions are to be met.

        Part F/S

        Financial Statements, page 35

        30.        The financial statements should be updated prior to effectiveness, as necessary, to comply with Item 310(g) of Regulation S-B.

        The financial statements have been extended to now include the three months ended August 31, 2005 in order to comply with providing financial statements no older than 135 days.

        Report of Independent Registered Public Accounting Firm, page F-2

        31.     We note that your auditors did not audit the cumulative balance from the period from August 21, 1997 (date of inception) to May 31, 2005. An auditor’s association with the cumulative data is required on an annual basis as long as you are in the development stage. Please have your auditors revise their report to clearly identify the period as audited. In addition, the audit report and other portions of your filing reference “An Exploration Stage Corporation,” however, this phrase is not defined by SFAS 7. Accordingly, please revise your auditors’ report and the other portions of your document to state that you arc in the development stage in accordance with paragraph 12 of SFAS 7.

        The audit report has been revised to reflect that we have audited the company’s records from inception to August 31, 2005

        32.     We note that you are incorporated in the state of Florida and all of your operations, assets and auditor appear to be located in British Columbia. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at http://www.sec,gov/divisions/corpfin/intematl/cfirdissuesl 104.htm, Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Florida. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Please tell us how you determined that you meet the requirements of Rule 2-01(a) of Regulation S-X. Also, please tell us what consideration you and your auditors gave to Florida state laws governing audits of Florida companies performed by foreign auditors. We may have further comments after reviewing your response.

        Although Firstline Environmental Solutions Inc. was incorporated in Florida, the company’s operations are located in British Columbia, Canada. Additionally, the company’s management is located in British Columbia, Canada. To that end, it is appropriate that the company’s auditors should be located in the same province as its operations. Cinnamon Jang Willoughby & Company is registered with the Public Company Accounting Oversight Board (US) and is permitted to perform audits of Canadian based, SEC registrants.

        33.        We see the opinion paragraph of your auditors’ report indicates “In our opinion, except as stated above, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.” Please note that the “except as stated above” language may be indicative of a scope limitation and at a minimum, could contuse readers as to the conclusions reached by your auditor with respect to amounts presented in your financial statements. Also, note any qualification with respect to the scope of an audit results in a finding by the staff that the audit of the financial statements required by Commission rules has not been performed. Refer to the guidance at SAB Topic 1(E)(2). Accordingly, please support the acceptability of the current wording in the auditors’ report via reference to authoritative auditing standards or revise the opinion paragraph of the report to eliminate any possible scope limitations.

        The audit report as been amended to comply with the wording requested by the SEC.

        34.        Please note if you restate the financial statements in responding to our comments, the restated financial statements must be labeled “restated.” Also, please be sure the financial statements include any disclosures required by APB 20. Finally, make sure your auditor’s consider

•	the need to revise their report to include an explanatory paragraph describing any restatements and

•	the need to dual date their report.

        The auditors have performed additional verification and have issued a new audit report reporting on the company’s balance sheets as at August 31, 2005 and May 31, 2005 and the company’s statements of operations for the three months ended August 31, 2005, the year ended May 31, 2005 and from date of inception August 21, 2997 to August 31, 2005.

        Consolidated Balance Sheet, page F-3

        35.        We see that you have recorded a subscription receivable of $100,000 as a current asset on your balance sheet. We also noted on page 18, that in November 2004, you issued Graydon Elliott Capital Corporation 2,000,000 shares of common stock in consideration for services valued at $100,000. It appears based on your shareholders’ deficiency statement that this was the only common stock transaction during the year-ended May 31, 2005. In accordance with E1TF 85-01 and SAB Topic 4(E), subscription receivables should normally be presented as a deduction from stockholders’ equity. Please tell us how you accounted for the issuance of shares for services such that you recorded the subscription receivable as an asset on the balance sheet and also as a cash inflow from financing activities on your statement of cash flows. Additionally, please tell us how these amounts are reflected in your statement of operations. Please revise the filing as necessary based on our comment. We may have further comments based on your response and revisions.

        Shares were to be issued in exchange for management, investor relations and capital raising services per the engagement agreement with Graydon Elliott Capital Corporation dated June 4th, 2004. Management has re-addressed the original issuance of these shares and has honored its obligation under the agreement with Graydon and Elliott with issuance of the said shares as consideration, and has directed that the amount recorded as a subscription receivable should be charged to consulting fees.

        Consolidated Statement of Operations, page F-4

        36.        Please revise your footnotes to include the disclosures required by paragraph 26 of SFAS 144 for the loss on disposal of investment of 542,279 and the writedown of assets of $64,532. Please revise the filing to include more detail about these transactions, including where the assets were recorded on your balance sheets, how you determined their fair value and the circumstances that lead to their impairment and disposal.

        The notes D and E to the financial statements have been expanded to provide the necessary clarification – the Fu Kwai subscription termination created the loss on disposal of investment of $42,279, and the loss on write down of assets of $64,532 was based on Firstline’s insurance company AXA’s estimated fair value for coverage of the company’s equipment at May 31, 2004 which was significantly lower than the carrying value.

        37.        Please round your loss per share amounts to the nearest cent.

        Loss per share has been rounded to the nearest cent.

        Consolidated Statement of Cash Flows, page F-5

        38.        We see that there appears to be numerous clerical errors in this statement. For example, the title caption of the period covered is incorrect, various mathematical errors appear in the statement, the May 31,2004 ending cash balance does not agree to your balance sheet and the blank in the cumulative data columns for investing activities does not make sense. Please revise this statement as necessary to include the proper amounts and disclosures.

        Consolidated statement of cash flows has been revised to correct clerical errors.

        Consolidated Statement of Changes in Shareholders' Deficiency, page F-6

        39.        Please revise your filing to include all of the financial statements and detail as required by paragraph 11 (d) of SFAS 7. Specifically, please include the following:

•	Statements of shareholders’ equity for each year from the enterprise’s inception, August 21, 1997.

•	For each individual issuance of shares of stock, warrants, rights, or other equity securities; the date of the issuance, the number of shares issues, and the dollar amounts per share assigned.

•	For any issuances for services or other non-cash consideration, the nature of the non-cash consideration and the basis for assigning amounts.

        In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration.

        Statement of stockholders’ equity has been presented from inception, and presenting issuances of shares by category – shares issued for cash, for settlement of debt, and provision of services. Note I has been expanded to provide the circumstances under which shares were issued. Shares issued for the postponement and settlement of debt were valued through negotiation with the interested parties and were based in part on the underlying terms of the debt instruments and an estimate of the potential value of the company’s assets. Shares issued in exchange for services were valued based on the fees that would be customarily charged for these services.

        Note D — Investments, page F-l1

        40.        We note that you purchased an option to acquire 70,000 Class D Preferred shares of Fu Kwai Enterprises for S51,150. You subsequently applied this subscription against a balance due to Fu Kwai. Please tell us how you accounted for the exchange of non-monetary assets, including how you determined their fair value. Refer to APB 29. Please also revise to provide the disclosures as required by paragraph 28 of APB 29 and to disclose the item as a supplemental non-cash activity on the statement of cash flows.

        Note D amended to reflect more accurately the actual event. The actual facts of the transaction indicate that it is not a non-monetary transaction.

        Note E — Mineral Claims, page F-l1

        41.         Please revise this note to properly state the amount exchanged for the claims purchased from your subsidiary as $81,242.

        Note E disclosure has been expanded.

        42.        In this regard, we note it appears you recorded a 581,242 payment to your subsidiary as an asset on your consolidated balance sheet. Please tell us the accounting basis for recognizing an asset from the inter-company payment to your subsidiary and clearly disclose in the filing who you initially purchased the referenced mineral claim from and when it was purchased. Also, tell us and revise the filing to disclose how your accounting policy for mineral claims complies with U.S. generally accepted accounting principles. We may have further comments based on your response and revisions.

        Note E disclosure has been expanded. The acquisition of the mineral claims from the company’s subsidiary was done purely as a tax strategy that would be advantageous to potential shareholders. To the consolidated entity it is a non-transaction. We would argue that because this transaction had no commercial substance it should be transferred at book value.

        Note I — Common Share Transactions, page F-12

    43.        We reference issuances of stock and warrants for services, financing arrangements, and “merger and debt settlement agreements.” Please revise the filing to disclose how you valued and accounted for each of these transactions. For example, disclose that transactions were based on the fair value of your stock as quoted on the OTC Pink Sheets.

        Note I has been expanded to reflect more detail as to the nature of the stock issuances. Same comment as to item 39 and valuation of stock issued.

        Note J — Warrants, page F-12

        44.        We note that you have various outstanding warrants which will expire at dates between October 2005 and April 2006. Please revise the filing to disclose how you accounted for their issuances, including the valuation technique utilized, the fair value of the stock at the date of issuance, how this was determined, and the amount of compensation expense recorded for each of the issuances.

        Note J disclosure has been expanded, Warrants were issued to induce debt conversion or extension, so would give rise to a financing expense. However, the warrants have exercise prices of $0.35 each, the Pink Sheets price of the stock is between $0.05 and $0.10 so a Black Scholes valuation of the warrants produced an immaterial amount.

        Note L — Income Taxes, page F-13

        45.        We see on page 12 that as part of this offering, you are selling 7,000 “flow- through shares.” Please tell us how you intend to account for the sale of the flow- through shares and the related sale of the income tax benefits under SFAS 109. Further guidance may be found in Appendix A.I. of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.EOv/divisions/corpfin/intematl/cfirdissuesll04.htm.

        Note L disclosure has been expanded to reflect the subsequent issue of Flow Through shares. Generally, issuing flow through shares gives rise to a deferred tax liability. This has been offset against the company’s deferred tax assets arising from losses carried forward.

        Note M — Subsequent Event, page F-13

        46.        We see that you granted Georgia International Mining Company an option to purchase three mineral claims. We also noted on page 10 that your designated promoter, Mr. Reda Akladios, is an officer and director of Georgia International. Please tell us how you intend to account for the sale of the mineral claim options to Georgia International and how you determined the fair value of the transaction. Please tell us the U.S. generally accepted accounting principles that support your proposed accounting and disclosures. We may have further comments based on your response.

        The sale of an option to Georgia International Mining Corporation is no longer a subsequent event and has been discussed in Note E. This discussion has also been expanded.

        Mr.  Reda Akladios, disclosed to management that he was in a conflict of interest position between Firstline and Georgia International Mining. He was therefore excluded from participating in any discussion surrounding this transaction. This transaction was therefore considered to have been carried out by arm’s length parties.

        Closing Comments

        The Company acknowledges that:

        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Firstline Environmental Solutions, Inc.

By:	/S/ TOM HATTON Tom Hatton, President